April 21, 2008

Via Edgar, Facsimile and Federal Express

Mr. Terence O’Brien
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, NE
Mail Stop 7010
Washington, D.C.  20549-7010

Re:	Valcent Products, Inc. (“Valcent” or the “Company”)
Form 20-F for Fiscal Year Ended March 31, 2007
File No. 000-30858

Dear Mr. O’Brien:

We are in receipt of your letter dated April 1, 2008 regarding comments on the Company’s Form 20-F for the fiscal year ended March 31, 2007.  Our legal counsel is submitting a substantive response to your letter and we filed an amendment to our Form 20-F.  In the future please include our U.S. legal counsel Burns, Figa & Will, P.C. on all correspondence to Valcent.  Burns, Figa & Will, P.C. may be contacted at:

Burns, Figa & Will, P.C.
Attention: Theresa M. Mehringer, Esq. & Peter F. Waltz, Esq.
6400 South Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
Phone: 303-796-2626
Fax: 303-796-2777

In conjunction with Valcent’s response to your letter dated April 1, 2008, we acknowledge that:

s	The company is responsible for the adequacy of the disclosures in the filing;

s	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

s	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We confirm that we are aware of our responsibilities under the Securities Exchange Act of 1934 (the “1934 Act”) as they relate to our filings under the 1934 Act.  We understand that the filing of our reports under the 1934 Act is a confirmation of the fact that we are aware of our responsibilities under the federal securities laws.

Please contact me if you have any questions.

Sincerely,

/s/ F. George Orr
F. George Orr, Chief Financial Officer,Secretary and Director